THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) NO. 596/2014 (“MAR”). UPON PUBLICATION OF THIS ANNOUNCEMENT THIS INFORMATION IS NOW CONSIDERED IN THE PUBLIC DOMAIN.
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION. NEITHER THIS ANNOUNCEMENT, NOR ANYTHING CONTAINED HEREIN, SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

Intended Delisting and Cancellation of Ordinary Shares from Trading on AIM
Focusing Shareholder Liquidity on Nasdaq Market
LONDON and RALEIGH, N.C., September 21, 2020 – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma” or the “Company”), a clinical-stage biopharmaceutical company focused on respiratory diseases, announces its intention to cancel the admission to trading of the Company’s ordinary shares (“Ordinary Shares”) on AIM (the “AIM Delisting”).
Verona Pharma hereby provides the requisite 20 business days' notice of the intended AIM Delisting. The Company intends that the last day of trading of the Company’s Ordinary Shares on AIM will be October 29, 2020 and the proposed AIM Delisting will be effective from 7.00 am London time on October 30, 2020.
Verona Pharma will retain the listing of its American Depositary Shares (“ADSs”) on the Nasdaq Global Market (“Nasdaq”) under ticker symbol VRNA. Existing holders of ADSs do not need to take any action as a result of this announcement.
Following the AIM Delisting, shares will only be tradeable on Nasdaq.
Further information about the process to convert Ordinary Shares into ADSs is provided below and is also available on the Company’s website at https://www.veronapharma.com/investors/aim-delisting. A copy of this announcement and such information are also being sent to all shareholders on the ordinary share register.
Background
The Company’s Ordinary Shares were admitted to trading on AIM in 2006. AIM provided Verona Pharma with important access to capital and share trading liquidity during the formative phase of its business, enabling the Company to invest in and develop the ensifentrine program during the early stages of its clinical development. In July 2016, Verona Pharma attracted material capital from investors including from U.S. specialist investors in parallel U.S. and U.K. offerings. By April 2017, the Company had completed a public offering of ADSs on Nasdaq, resulting in Verona Pharma achieving dual-listed status. The liquidity in the trading of Verona Pharma’s Ordinary Shares was immediately enhanced by the Nasdaq listing and more recently, the $200 million financing completed in July 2020. This demand from U.S. investors has led to a rapid and significant increase in the proportion of Verona Pharma’s Ordinary Shares that is currently held via ADSs and traded on Nasdaq.
As at September 17, 2020, 93 percent. of the Company’s Ordinary Shares are held in ADS form and tradeable on Nasdaq with approximately 98 percent. of trading in the past six months taking place on Nasdaq. All shareholders who have not already converted their Ordinary Shares into ADSs are currently able to do so at any time.
The AIM Rules for Companies require that, unless the London Stock Exchange otherwise agrees, a cancellation of a company's shares from trading on AIM requires the consent of votes cast by the company's shareholders at a general meeting. In this instance, given the Company's listing of the ADSs on Nasdaq enables shareholders to continue to trade their shares in the Company in that format, and further that there is a process available to shareholders to convert their Ordinary Shares into ADSs prior to the AIM Delisting, the London Stock Exchange has agreed that shareholder consent in a general meeting is not required to complete the AIM Delisting.
Reasons for the AIM Delisting
The board of directors of the Company (the “Board”) has decided to implement the AIM Delisting for the following reasons:
•Only a small proportion of trading in the Company's shares is conducted on AIM and a continuation of the decline in this proportion would be likely to lead to a decrease in the liquidity of the Ordinary Shares trading on AIM.
•The AIM Delisting is expected to further enhance the liquidity of trading in the Company’s ADSs by combining on Nasdaq the volume of transactions from both Nasdaq and AIM.
•The cost of complying with the AIM Rules for Companies is duplicative of that for complying with the Nasdaq market rules, and the Company sees advantages in reducing its cost base as it progresses its clinical development and commercialisation strategy, which remains unchanged.
•Internal financial and legal staff time for compliance with AIM Rules is duplicative of that required for compliance with the Nasdaq market rules.
•The Company's shares will still be tradeable on Nasdaq in ADS format.
Accordingly, the directors believe that it is no longer in the best interests of the Company or its shareholders as a whole for the Company to retain its AIM listing. Accordingly, the Company is providing an opportunity for shareholders to convert their ordinary shares into ADSs without cost, prior to the AIM Delisting becoming effective.
Effect of the AIM Delisting
Shareholders will no longer be able to buy and sell Ordinary Shares on AIM following the AIM Delisting. Holders of Ordinary Shares should read “Information for holders of Ordinary Shares” below which explains in more detail the process of converting Ordinary Shares into ADSs.
Following the effective date of the AIM Delisting, the Company will no longer be subject to the AIM Rules for Companies or be required to retain the services of an independent nominated adviser (“Nomad”). The Company will also no longer be subject to the QCA Corporate Governance Code or be required to comply with the continuing obligations set out in the FCA’s Disclosure Guidance and Transparency Rules (“DTRs”) or, provided the Company’s securities remain outside the scope of the regulation, the EU Market Abuse Regulation (“MAR”). In addition, the Company and its shareholders will no longer be subject to the provisions of the DTRs relating to the disclosure of changes in significant shareholdings in Verona Pharma. The Company will, however, continue to comply with all regulatory requirements for the Nasdaq listing of its ADSs, including all applicable rules and regulations of the US Securities and Exchange Commission.
Shareholders who continue to hold Ordinary Shares will continue to be notified in writing of the availability of key documents on our website, including publication of Annual Reports and Annual General Meeting documentation. Holders of ADSs will be able to continue to access all such information via the Verona Pharma website. Holders of Ordinary Shares and ADSs will both be eligible to receive any future dividends that may be declared.
Following the AIM Delisting, as the Company will remain a public limited company incorporated in England and Wales but its securities will not be admitted to trading on a regulated market in the United Kingdom (or the Channel Islands or the Isle of Man), the City Code on Takeovers and Mergers (the “Code”) will only apply to the Company if it is considered by the Panel on Takeovers and Mergers (the “Panel”) to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the Code may be different from the way in which it is applied by the United Kingdom tax authorities, HM Revenue & Customs (“HMRC”). Under the Code, the Panel looks to where the majority of the directors of the Company are resident, amongst other factors, for the purposes of determining where the Company has its place of central management and control.
Accordingly, following the AIM Delisting, the Panel has confirmed to the Company that the Code will not apply to the Company and the Company and its shareholders will therefore not have the benefit of the protections the Code affords, including, but not limited to, the requirement that a person who acquires an interest in Ordinary Shares carrying 30% or more of the voting rights in the Company must make a cash offer to all other shareholders at the highest price paid in the 12 months before the offer was announced.
Notwithstanding the above, the Company may become subject to the Code in the future if any changes to the Board composition result in the majority of the directors being resident in the United Kingdom, Channel Islands or the Isle of Man.
Information for holders of Ordinary Shares
The Company’s Ordinary Shares will continue to be traded on AIM until market close (4.30 p.m. London time) on October 29, 2020. Thereafter, holders of unconverted Ordinary Shares can still hold the Ordinary Shares, but there will be no public market in the U.K. on which the Ordinary Shares can be traded, and the Ordinary Shares will not be tradeable on Nasdaq in this form. In order to sell Ordinary Shares on a public market following the AIM Delisting, selling shareholders will need to convert their Ordinary Shares into ADSs. Each ADS represents eight Ordinary Shares. This conversion can be made at any time, including before the AIM Delisting.
The Board considers that Shareholders should consider converting their Ordinary Shares into ADSs prior to the AIM Delisting for the following reasons:
•Shareholders who elect to convert their Ordinary Shares into ADSs prior to the AIM Delisting will not incur a U.K. stamp duty, or stamp duty reserve tax (“SDRT”), charge. However, it is expected that shareholders who elect to convert their Ordinary Shares into ADSs following the AIM Delisting will incur a stamp duty, or SDRT, charge at a rate of 1.5 percent of the market value of the Ordinary Shares being converted, to the U.K. taxation authority, HMRC.
•The Company’s ADS depositary, Citibank, will not apply any fees on the conversion of Ordinary Shares into ADSs from the date of this announcement until (and including) October 29, 2020, being the last day of trading of the Company’s Ordinary Shares on AIM. Thereafter, fees of up to $0.05 per ADS may be charged by the Company’s depositary.
•Conversion of Ordinary Shares has to take place in multiples of eight. It is not possible to receive a fraction of an ADS, so in the event that the conversion is completed after the AIM Delisting, there is a risk that shareholders will be left with a small number of Ordinary Shares (up to a maximum of 7 shares) which cannot be converted into ADSs. If converted before the AIM Delisting has taken effect, any residual Ordinary Shares can be sold on AIM.
•The Company’s Ordinary Share registrar, Computershare UK, will facilitate, on the Company’s behalf, a block transfer process for those Shareholders who hold their Ordinary Shares in certificated form and who may wish to participate in a managed conversion process. Subject to the requisite documents being returned to Computershare UK by the required deadline (October 12, 2020), Computershare UK will arrange for the relevant Ordinary Shares to be converted into ADSs and transmitted to an account held in the name of the relevant Shareholder at the Company’s ADS depositary, Citibank, through its U.S. Transfer Agent, Computershare US.
•Shareholders who do not elect to participate in this block transfer process can utilise the services of any broker to facilitate conversion at their convenience.
Verona Pharma advises holders of Ordinary Shares which are not in ADS form to seek independent financial advice regarding the AIM Delisting and the conversion of their Ordinary Shares into ADSs.
Information on the process to convert Ordinary Shares into ADSs, the forms to be completed and contacts at the Company’s registrar, Computershare, and ADS depositary, Citibank, are included on Verona Pharma’s website at https://www.veronapharma.com/investors/aim-delisting.
In addition, the Company intends to send by mail such information and these forms to all shareholders on the ordinary share register as at September 18, 2020.
U.K. tax treatment
Many investors purchase AIM-quoted shares because they are classed as unlisted/unquoted securities which may qualify for relief from inheritance taxation and certain other preferential tax benefits. Verona Pharma cannot and does not provide any form of taxation advice to shareholders and therefore shareholders are strongly advised to seek their own taxation advice to confirm the consequences of continuing to hold unlisted Ordinary Shares or converting Ordinary Shares into ADSs.
The following summary does not constitute legal or tax advice and is not exhaustive. The Company’s understanding of the current position under UK taxation law is as follows (but it should be noted that the Company has not taken steps to confirm the current position with HMRC and therefore the following should not be relied upon by Shareholders without taking further advice) and the Company accepts no liability in respect of any such reliance on any information provided herein on taxation matters:
•Following the AIM Delisting, Ordinary Shares should continue to be accepted by HMRC as qualifying as unlisted/unquoted securities for the purposes of certain specific U.K. tax rules (notably, the U.K. inheritance tax business property relief rules). Therefore, those shareholders who elect to continue to hold unlisted Ordinary Shares should continue to be regarded as holding unlisted/unquoted securities under those same rules; and
•Those shareholders who elect to convert their holdings of Ordinary Shares to Nasdaq listed ADSs should similarly still be regarded as holding unlisted/unquoted securities for the purposes of the same specific U.K. tax rules as are referred to above, on the basis that each ADS is a financial instrument which represents eight Ordinary Shares held on deposit with the depositary, Citibank, that issues the ADSs. As the ADS holder retains similar rights to a direct holder of Ordinary Shares (rights to vote, rights to dividend, etc.) subject in all instances to the terms and conditions of the governing deposit agreement and it is the ADSs rather than the Ordinary Shares themselves that are listed, the Company understands that the listing of ADSs on Nasdaq and the AIM Delisting should not cause the Ordinary Shares to be treated by HMRC as listed/quoted securities ceasing to qualify for relief under the specific U.K. tax rules referred to above (in particular, under the U.K. inheritance tax business property relief rules).
Shareholders who elect to convert their holdings of Ordinary Shares to Nasdaq listed ADSs prior to the AIM Delisting should not incur a stamp duty, or SDRT, charge. It is expected that shareholders who elect to convert their holdings of Ordinary Shares to Nasdaq listed ADSs following the AIM Delisting may incur a stamp duty, or SDRT, charge at the rate of 1.5 percent of the market value of the Ordinary Shares being converted.
If you are in any doubt as to your tax position you should consult an appropriate professional adviser immediately.
Expected Timetable

Date of announcement	September 21, 2020
Last date for certificated shareholders to submit block transfer participation request (Appendix B) to Computershare	October 12, 2020
Expected date of issuance of ADSs to block transfer participants	on or around October 26, 2020
Expected date of posting of ADS receipts to shareholders by Citibank	on or around October 26, 2020
Last date of dealings of Ordinary Shares on AIM	October 29, 2020
Cancellation effective and AIM Delisting complete	7.00 a.m., on October 30, 2020

If there are any changes to this timetable, the Company will notify the change by way of a further regulatory announcement containing details of the revised timetable.
About Ensifentrine
Ensifentrine (RPL554) is an investigational, first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 (PDE3 and PDE4). This dual inhibition enables it to combine both bronchodilator and anti-inflammatory effects in one compound. Ensifentrine has demonstrated significant and clinically meaningful improvements in both lung function and COPD symptoms, including breathlessness, in Verona Pharma’s prior Phase 2 clinical studies in patients with moderate to severe COPD. In addition, nebulized ensifentrine showed further improved lung function and reduced lung volumes in patients taking standard short- and long-acting bronchodilator therapy, including maximum bronchodilator treatment with dual/triple therapy. Ensifentrine has been well tolerated in clinical trials involving more than 1,300 subjects to date.
About Verona Pharma
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. If successfully developed and approved, Verona Pharma’s product candidate, ensifentrine, has the potential to be the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. The Company plans to initiate its Phase 3 clinical program ENHANCE (Ensifentrine as a Novel inHAled Nebulized COPD thErapy) later in 2020 for nebulized ensifentrine for COPD maintenance treatment. The Company raised gross proceeds of $200 million through a private placement in July 2020 and expects the funds to support its operations and Phase 3 clinical program into 2023. Two additional formulations of ensifentrine are currently in Phase 2 development for the treatment of COPD: dry powder inhaler (“DPI”) and pressurized metered-dose inhaler (“pMDI”). Ensifentrine also has potential applications in COVID-19, cystic fibrosis, asthma and other respiratory diseases. For more information, please visit www.veronapharma.com
Forward-Looking Statements
This press release contains forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements. Any such forward-looking statements represent management's estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release.
For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
David Zaccardelli, Chief Executive Officer	info@veronapharma.com
Victoria Stewart, Director of Communications

N+1 Singer (Nominated Adviser and UK Broker)	Tel: +44 (0)20 7496 3000
Aubrey Powell / George Tzimas / Iqra Amin (Corporate Finance)
Tom Salvesen (Corporate Broking)